


SPARTAN

Enhancing the roads of life







2003 Annual Report


Children's
Children's
44-M-56


Road Rescue

Road Rescue™

Road Rescue™ designs and builds a complete line of custom ambulances and other emergency rescue vehicles. Blending high-tech features with exceptionally functional design, Road Rescue delivers high-performance rescue vehicles that stress quality, safety and ease of maintenance. Our vehicles incorporate innovative design with cutting-edge technology to ensure that EMTs and other rescue personnel can focus on the patients they are transporting and treating— rather than the vehicle they are driving.

The Spartan Mission and Strategic Vision:

The Spartan Mission:

To become the most-desired brands and lowest-total-cost producer in our industry niches.

The Spartan Strategic Vision:

Associates

Spartan aims to develop and expand the capabilitie of all associates and support the communities in which our associates live and work.

Product

Spartan Motors puts a premium on delivering innovative, performance-oriented products that solidify it as the most-desired brand.

Market

Spartan continually strives to build an image and network that drive demand for our profitable products and services.

Process

Spartan's goals include designing and implementing business processes that eliminate variation and waste, allowing us to become the lowest-total-cost producer.

Financial

Spartan is driven to generate outstanding financia performance that will ensure the long-term healt of all Spartan Motors companies.

Investment Community

Through a process that demonstrates our integrit Spartan Motors can continue to achieve superior stakeholder value.

Table of Contents:


MOTOR
HARLEY-DAVIDSON
CYCLES


SPARTAN

Spartan Chassis™

Spartan Chassis™ is a leader in the design and production of custom chassis for Class A motorhomes, fire trucks and emergency vehicles. End-users of our products recognize—and request—the Spartan brand, which consistently delivers superior performance, exceptional safety ratings and technological innovations that distinguish us from our competitors. By applying methods of lean manufacturing to our exclusive production of custom chassis, we deliver products that offer engineering excellence and distinctive features at prices competitive with mass-produced chassis.




CRIMSON FIRE

Crimson Fire™

Building on more than 130 years of experience in serving the nation's emergency rescue personnel, Crimson Fire™ designs and builds custom fire apparatus for firefighters throughout North America. We serve local fire departments with the industry's broadest line of pumpers, aerials, heavy-duty tankers, quick-attack and light-duty rescue vehicles for service in an urban, suburban or rural environment. Building on a heritage that values quality, innovation and service, Crimson Fire manufactures vehicles that protect the emergency rescue personnel who put their lives on the line each day.



The SMI Vision:

Enhancing the Roads of Life

Every day at Spartan Motors, we strive to improve life for each and every one of our stakeholders—associates, suppliers, shareholders, original equipment manufacturers (OEMs), dealers, the communities where we operate and all the end-users of our products: motorhome owners, firefighters, emergency-rescue personnel and others. We do so in a multitude of ways—innovative and high-performance products, a commitment to service, a spirit of partnership and a drive to create shareholder value. We expect all stakeholders to believe their relationship with Spartan is constantly enhancing their road in life.

Financial Highlights

	Year Ended December 31,				
	2003	2002	2001	2000	1999
Sales	237.4	259.5	226.3	251.4	284.6
Cost of products sold	202.5	213.5	189.5	218.1	244.3
Gross profit	34.9	46.0	36.8	33.3	40.3
Gross profit margin	14.7%	17.7%	16.3%	13.2%	14.2%
Operating expenses	28.7	28.7	25.8	25.4	29.4
Depreciation & amorization	2.0	1.9	2.2	2.2	2.6
Operating income	6.2	17.3	10.9	7.9	10.9
Operating margin	2.6%	6.7%	4.8%	3.2%	3.9%
Net earnings (loss)	6.0	11.7	6.1	(5.6)	(1.4)
Net profit margin	2.5%	4.5%	2.7%	(2.2%)	(0.5%)
Diluted earnings (loss) per share	0.49	0.97	0.58	(0.49)	(0.11)
Net cash provided by continuing operating activities	12.4	16.0	22.0	13.0	11.7
Return on invested capital[1]	8.0%	20.1%	19.1%	18.9%	18.3%

Note: All amounts in millions of US dollars except percentages and per share amounts

[1]The Company defines return on invested capital by calculating operating income, less taxes, on an annualized basis, divided by total shareholders' equity.

Net Earnings (Loss)
(dollars in millions)


$12
10
8
6
4
2
0
(2)
(4)
(6)
99 00 01 02 03

Net Cash
Provided by continuing operating activities
(dollars in millions)


$25
20
15
10
5
0
99 00 01 02 03

Dividends


$0.25
0.20
0.15
0.10
0.05
0
99 00 01 02 03

To our Stakeholders:



Photo courtesy of ToyHauler Magazine and BBW




GOD
BLESS
AMERICA

Twenty years ago, the management team at Spartan Motors, Inc. made the decision to take the company public.

Some might call the choice bold. After all, Spartan had been around less than a decade at that point, born in a rented facility in Charlotte, Michigan through the sheer determination of our four co-founders.

Relying on engineering skills, slim financial backing and supplier grace, they built the first fire truck cab and chassis under the Spartan Motors nameplate. Sold it to FMC, then started to build a second chassis.

Then a third.

Then a fourth.

During those early years, Spartan's founders laid the groundwork for innovative engineering, design excellence and lean manufacturing—long before those concepts became industry buzzwords. They established a reputation for integrity and product performance. By necessity, they worked under a financial model that preached frugality and cautious spending.

And they recognized the importance of the equation that brought together all stakeholders, from end users to suppliers to associates to the community around them.

That foundation has served us well throughout our 20 years on Nasdaq. We've grown from a few employees in one location who built and sold two custom product lines to more than 700 associates in Michigan, South Carolina, South Dakota, Pennsylvania and Alabama.

Our team now develops, designs, manufactures, markets and services custom chassis for fire trucks and motorhomes and custom emergency rescue vehicles, fire trucks and ambulances. We have developed three strong brand names—**Spartan Chassis™**, **Crimson Fire™** and **Road Rescue™**—that have grown to be respected leaders in their respective industries.

We went public at $1.50 per share. Adjusted for splits, we closed 2003 at $22.73 per share.

Much has changed over the past two decades, but our mission—to become the most-desired brand and the lowest-total-cost producer—remains the same.

During 2003, Spartan Motors spent much of the year strengthening the foundations of Road Rescue and Crimson Fire. As we explained in our last shareholders' letter, we planned to move forward on three key initiatives for our fire-and-rescue operations that would have a short-term impact on profitability—but position us to maximize our long-term growth potential. Changing federal emissions standards also required us to redesign our engine and cooling systems for Spartan Chassis during the just-completed year in order to meet the new requirements.

Investment in these areas, compounded by a soft market for Class A motorhomes, contributed to our posting net earnings of $6.0 million, or $0.49 per diluted share, on sales of $237.4 million for 2003, compared with net earnings of $11.7 million, or $0.97 per diluted share, on sales of $259.5 million for 2002.

Notwithstanding expenditures on our Emergency Vehicle Team, we were still able to generate solid net earnings and $12.4 million in cash flows from continuing operations. We utilized some of this cash to raise our dividend to $0.20 per share as a way to reward shareholders. Our dividends have increased 185 percent over the past two years. Our backlog grew 27 percent over 2002.

What drivers are behind the numbers this year? To better understand them, let's take a look at the challenges we faced and the achievements we made in each of our operating units.

Emergency Vehicle Team: Strengthening the Foundation

We began 2003 with two key objectives that centered on our Emergency Vehicle Team operations at Road Rescue and Crimson Fire. First, we made the decision to consolidate our Road Rescue ambulance operations in a single facility. This necessitated the painful decision to close our St. Paul, Minnesota plant and transfer all manufacturing of our custom, advanced-care ambulances to a state-of-the-art facility in Marion, South Carolina.

Although these one-time transition and ramp-up costs were greater than expected, our new 106,000-square-foot manufacturing plant allows us to establish truly lean manufacturing practices that will enable us to eliminate waste in product and process, reduce costs and greatly improve operating efficiencies. We are gratified that dealers remained loyal to the Road Rescue brand despite the challenges we faced in meeting delivery dates.

On a very positive note, Road Rescue ended the year with a record backlog. Customers are responding to our all-aluminum construction, which strengthens the interior of our ambulances while making them safer for both patients and rescue personnel. Our goal in 2004 is to maximize the new efficiencies offered by our Marion facility and build from this strong foundation by reducing delivery time, securing new dealers and growing order intake.

Our second initiative was to finalize the consolidation of our Quality Manufacturing and Luverne fire truck operations under a single brand—Crimson Fire—without dampening the enthusiasm of long-time customers from either company.

In this case, the adage of the whole being greater than the sum of the parts rings very true. The market has accepted this change and embraced the Crimson Fire brand, as evidenced by steady quarter-over-quarter order growth in 2003. Approximately one-third of all 2003 orders were from past customers, which demonstrates that we've been able to successfully transfer loyalty while simultaneously generating enthusiasm and interest in the new brand.

During 2003, more than 75 percent of orders were for Tubular Stainless Steel™ bodies, establishing Crimson Fire as **the** manufacturer of stainless steel fire apparatus. TSS, which we introduced in 2002, is significantly stronger than extruded aluminum, the metal traditionally used in fire trucks. Crimson has quickly developed a core competency in this area, allowing it to market custom stainless steel vehicles—which are safer and more durable—for the same price as competitors that use aluminum.

In the upcoming year, our goal is to establish a line of aerial fire trucks. We see this addition as critical to achieving our growth objectives for Crimson Fire, both on a sales and a dealer basis. We laid the foundation for this expansion during 2003 with the selection of a leadership team, the location of a manufacturing site in Lancaster, Pennsylvania and initial development work on our first aerial truck.

During the first quarter of 2004, we received our first aerial orders, which is a testament to the strength of the Crimson Fire brand in the marketplace. We expect to unveil our first aerial at the Fire Department Instructors Conference show in late April.


AMBULANCE



The Bush administration has earmarked nearly $1 billion for spending on fire, rescue and emergency medical services in 2004.







The prime RV-buying market—consumers age 50–70—is expected to grow 35 percent in the next decade.





Spartan Chassis: Exceeding Expectations

Our third major initiative fell under the umbrella of Spartan Chassis, which provides custom chassis to manufacturers of Class A motorhomes as well as fire trucks. We worked to build sales acceptance for our new Gladiator Evolution, our first major redesign of a custom fire truck chassis and cab in nearly 15 years.

Introduced in 2002, the Evolution features a composite front end that can be molded to meet the individual specifications of apparatus manufacturers—a big selling point for cities and municipalities eager to create a unique look for their fire departments. During 2003, our manufacturing team worked to improve operating efficiencies, allowing us to reduce production costs. Our sales and marketing team made a tremendous effort to get the Evolution in front of OEMs and dealers.

The results exceeded our expectations. The Gladiator accounted for nearly half of our chassis orders since its introduction—making 2003 the best year for fire truck chassis sales in our history. We crossed the 500-unit mark in December, a significant milestone for our team in Charlotte.

Also on the fire truck side of the house, the Big Easy continues to gain market acceptance. Our lowest-priced custom chassis, the Big Easy had strong order intake last year, making it a crucial player in our ongoing pursuit of converting the commercial chassis market into custom.

Overall, our chassis business performed extremely well this past year, despite continued softness in the market for recreational vehicles. While Spartan Chassis posted a modest sales decline of our Class A platforms, we still provided a 25.3 percent return on invested capital.[1]

Nationwide, sales of RVs rose slightly in 2003, nudged by improving consumer confidence, a more robust stock market and low interest rates. Yet the market for Class A motorhomes began to shift in 2002, with consumers turning from the medium-high end of the diesel pusher market to the low-medium end—a market shift we did not anticipate. Consequently, Spartan Chassis did not have the right product mix in place as we began 2003.

We remedied that situation in December with the launch of the Competitor, one of our fastest product introductions to date. The Competitor is our lowest-priced diesel pusher chassis and is a true entry-level "competitor" against other commercial and custom platforms. Production will begin late in the third quarter of 2004. This addition gives Spartan Chassis the broadest line of 300–545 hp chassis available on the market today.

Corporate: Ensuring Results

Our third—and smallest—business unit is our corporate team, Spartan Motors, Inc. Our decentralized organizational structure reflects our management philosophy: Find the right people. Give them the resources they need. Equip them with the authority to make decisions. Measure the results. Reward initiative. Share best practices throughout the organization.

These principles permeate our organization. They serve as a roadmap in our mission to become the most-desired brands and the lowest-total-cost producer in each of the markets we serve.

During the just-completed year, our management team worked to create a culture that inspires passion in all our stakeholders. The leaders of each subsidiary are stressing accountability for results, not merely for efforts, among our more than 700 associates.

[1]The Company defines return on invested capital by calculating operating income, less taxes, on an annualized basis, divided by total shareholders' equity.

We have demonstrated that, despite challenging market conditions, we can generate strong cash flow. We utilized some of that extra cash this year by increasing our annual dividend to shareholders.

We feel SMI has a great story to tell. John Sztykiel, along with CFO Jim Knapp, spent much of 2003 getting the word out about Spartan Motors. They met with individual brokers, analysts and investors, attracting new institutional investors and securing additional coverage of the stock by Sidoti & Company and Ferris Baker Watts. Spartan executives also attended the first-ever emergency-rescue investor relations conference, which was held during the industry's largest trade show in April 2004.

Our overall investor relations goal was to develop a more intimate relationship with our institutional base, and we have made great strides on this front. Additionally, we rolled out a new corporate website that is more focused on investor relations.

Finally, we financed a research report on the emergency rescue industry. With continued emphasis and funding designated to improving our security infrastructure, this market continues to generate a tremendous amount of interest from the investment community. Our report, which was released in 2003, sets the stage for even greater dialogue about the growth potential inherent in the emergency-rescue market.





2004: Markets and Opportunities

As we write this letter, America's economic recovery has at last begun to take hold, and we remain optimistic that conditions will improve throughout the year. Consumer research from the University of Michigan notes that key economic indicators are trending in the right direction for 2004:

- Gross domestic product, or GDP, is expected to remain at a favorable—and sustainable—4 percent growth rate.
- Personal consumption is anticipated to match GDP at a steady 4 percent increase.
- Personal disposable income is also expected to keep pace, increasing by 4.2 percent.

These factors, in combination with renewed job growth, higher incomes and continued low interest rates, set the stage for sales growth in our key product segments.

Over the past two decades, the fire truck market has shifted from 100 percent commercial trucks to a 50/50 mix of commercial and custom.

The Recreation Vehicle Industry Association forecasts that 2004 will be the second-best sales year ever for the $17 billion RV industry, falling just shy of the record posted in 1999. Analysts predict the industry will see modest quarter-over-quarter growth during the year, in contrast to 2003, which started out strong and then tapered off dramatically.

The $3 billion fire and emergency rescue industry also represents growth opportunities. Emergency rescue is focused on serving the heartbeat of America. Heightened awareness of the need for emergency preparedness has translated into greater funding for fire and rescue equipment. While municipalities and states across the country continue to struggle to balance budgets and control spending, they have been loath to reduce spending on emergency rescue—a trend we expect to continue in 2004.

In fact, federal dollars funded the purchase of more than 1,200 fire trucks during 2003. That number is expected to increase during 2004 as fire departments



I can think of no more stirring symbol of man's humanity than a fire engine. —Kurt Vonnegut



evaluate their emergency preparedness and assure that they have appropriate vehicles that can serve front-line duty and as backup. More than half of all fire trucks are estimated to be more than 15 years old and are ripe for replacement.

Demographic trends for both markets remain solidly in our favor. A recent article in *The New York Times* noted that the 45+ market is the "new consumer majority." By 2010, about half our population will be older than 40, according to the U.S. Census Bureau. Each year, 4 million people will turn 50 in this country—a trend that's expected to continue for years.

The core demographics for both recreational and emergency vehicles bode well for us as we enter 2004—and will continue to do so for years to come. The RV industry grew at an annual rate of 6.2 percent from 1990 to 2000. Since the prime RV-buying market—consumers age 50–70—is expected to grow 35 percent in the decade to come, we expect that RV sales will continue at a robust pace.

Aging seniors will also require more ambulances and other service vehicles; many vehicles in the active fleet are aging and in need of replacement. The effects of residential sprawl will also prompt replacement and upgrades of our nation's deteriorating emergency-rescue fleet.

How can Spartan Motors best capitalize on these conditions?

2004: Why Spartan Motors?

During 2004, we plan to build on the strength of the foundations we solidified during 2003, grow each subsidiary and improve our market penetration. Our strategic plan scorecards will be key in this process.

The scorecards direct the efforts of the subsidiaries to ensure they address their most pressing need. These issues change from time to time, and from subsidiary to subsidiary. We have found that this approach, which has been in place for four years, allows us to pinpoint and then address individual core issues.

The scorecard is divided into six categories: associates, product, market, process, financial and investment community. Each category contributes directly to our mission of becoming the most-desired brand and the lowest-total-cost producer.

Each Spartan subsidiary establishes an objective for each category, backed by the appropriate strategy to achieve that goal, and further supported by a set of "deliverables" that assign responsibility and establish precise completion dates. Recognizing that it is easier to manage what you can measure, we closely monitor results.

2004 Crimson Fire: We spent most of 2003 putting together the building blocks for Crimson Fire. As we begin 2004, we have a strong and diverse product line that has been well received by the industry. We have an efficient operating structure that effectively runs on lean manufacturing principles. And we have excellent marketing and sales initiatives in place to expand our reach and penetration.

Our core operating initiative at Crimson Fire will be to develop a great distribution network. In 2004, our pumpers, tankers, off-road wildfire units, rescue units and quick-attack vehicles currently have about a 3 percent share of the fire apparatus market. We see tremendous potential to grow Crimson Fire's share of that market, and a stronger distribution network is central to that.

We are expanding our dealer base in order to reach every region in the country. We will also invest in dealer training and additional sales and marketing support consistent with our dealership expansion.

Most importantly, we have launched an aerial initiative in order to bring production of this key product in-house. Aerials, or ladder trucks, have been a missing link in our product line—and one of the reasons that some dealers have been reluctant to sign on as Crimson Fire dealers.

Aerials provide significantly higher margins to manufacturers and to dealers, serving much of the same function that SUVs offer to car dealerships. The addition of this critical product line completes the Crimson Fire line-up and will allow us to approach dealers in key markets.

In late January, we opened a manufacturing facility in Lancaster, Pennsylvania dedicated to our new aerial line. Lancaster is in the heart of "aerial country" and we expect to benefit from the uniquely qualified talent pool in this area.

Leading our efforts is Jim Salmi, who brings more than three decades of engineering, design and sales experience to his new post. Under his capable leadership, we have already secured our first orders and have begun building our first aerial units for a major metropolitan fire department.

Through the method of Design for Assembly, or DFA, our mission of becoming the most-desired brand and the lowest-total-cost producer is one step closer to being realized.

2004 Road Rescue: Now that our Road Rescue team has settled into its new South Carolina facility, we will focus on maximizing the potential it presents. The core operating initiative at this subsidiary will center on improving operational efficiency by instituting the discipline of lean manufacturing. We'll look at all the components of the manufacturing process, from supply inventories to work flow to delivery, and target areas where we can reduce costs and improve efficiencies.

Two numbers led us to this place: backlog and price. Let's talk about backlog first. As we entered 2004, we have an order backlog of more than 200 ambulances, which translates into approximately 10 months of production. By contrast, the normal delivery cycle is four months. During the year, we will reduce the time between the order being placed and the vehicle being delivered.

Now let's turn to price. Last year, our dealer base sold 266 Road Rescue ambulances, giving us roughly a 4 percent market share. They tell us they could have sold more—except our price was too high. We need to reduce production costs and improve our productivity in order to pass savings along to our customers.

Reduction in waste—from eliminating scrap to trimming assembly time—will allow us to save money on components, energy, salaries and other essential costs. We have instituted an aggressive War on Waste campaign that calls for all Road Rescue employees to look for ways to work more efficiently and effectively.

It's really as simple as that. Addressing both of these "number" issues will deliver a significant opportunity, not only to grow sales, but to grow them more profitably. We'll be able to identify new niches where we can leverage off the Road Rescue brand. We believe applying the principles already in place at Crimson Fire and Spartan Chassis will position us for strong top-line growth.

About 27 percent of the U.S. population is over age 50—and controls 77 percent of the country's financial wealth.


Spencer Hospital
CRITICAL CARE TRANSPORT UNIT











Photo courtesy of ToyHauler Magazine

2004 Spartan Chassis: Our chassis teams continue to demonstrate operational excellence in everything they do. Their core operating initiative in 2004 will be to establish a sales leadership process that ensures we have the right products, competitively priced, supported by great distribution and marketing networks.

Spartan Chassis has historically been very good in converting commercial markets to custom products. When the company started in 1975, there was no such thing as a custom fire truck chassis—today, more than half of all fire apparatus are built on custom chassis. A similar phenomenon has occurred on the RV side of the house, where 40 percent of all motorhomes are now built on custom diesel chassis.

We have been able to develop and introduce cutting-edge products—such as independent front suspension—that the market wants, and pricing them within 3–5 percent of the competition. It will be critical for us to grow this process of identifying needs and developing the right product that is affordable to all. This is fostered by great sales leadership.

2004 Corporate: The main focus of the corporate team will be to define the process for success and the people and practices needed to ensure that the roads of life are enhanced for each stakeholder group.

It's the job of SMI Corporate to ensure that best practices are being recognized—then shared among our subsidiaries. That new technology is being developed—then leveraged across all product groups. That continuous improvement is on the top of everyone's mind. That everything we do every day is with our customers firmly in mind. In other words, to challenge all associates and then ensure that objectives are being met.

We would invite you to take a minute and complete our first readership survey, which can be found on page 32 in this annual report. The survey will allow us to assess how well we have done in communicating our achievements and challenges in the year just passed, and sharing our vision for profitable growth in the years ahead. We will use the results to improve our annual reports in years to come.

Throughout our tenure at Spartan, we have heard over and over from our suppliers, our customers, our employees and our investors that there's something different about this company. We've tried to analyze just why that is—and we keep coming back to two key factors: passion and intimate relationships.

We are passionate about excellence in all that we do. We enjoy a loyal cadre of customers, the respect of our industry peers, the benefits of many life-long employees and the confidence of shareholders, and it is our desire to strengthen all these relationships.

That passion shows through the relationships we develop with all our stakeholder groups. When it comes right down to it, the questions are pretty simple—even though we try to make them complex sometimes. Is this a company I wish to purchase products from? Work for? Have in my community? Invest in?

When it comes to Spartan Motors, we hope you'll continue to say yes.

Twenty years after our initial public offering, we can truly say that the best is yet to be. As we focus on our mission to become the most-desired brand, our customers will better understand the true value inherent in our products. As we



become the lowest-total-cost producer, the principles of lean manufacturing will become a larger part of our daily lives.

We fully expect the work we did to strengthen the foundation of Spartan Motors during 2003 will begin to reap benefits for all our stakeholders in 2004. We are focused on growing both our top-line sales and our bottom-line results, improving our market penetration and solidifying the strength of our three brands with the goal of delivering strong results and improving shareholder value.

We appreciate your continued confidence and support, and look forward to reporting on our accomplishments next year.

David Wilson
Chairman of the Board

John Sztykiel
Chief Executive Officer




SPARTAN


CRIMSON FIRE


Road Rescue

The selected financial data shown below for the Company for each of the five years in the period ended December 31, 2003 has been derived from the Consolidated Financial Statements of the Company. The following data should be read in conjunction with the Consolidated Financial Statements and related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Annual Report.

Five-Year Operating and Financial Summary
(In Thousands, Except Per Share Data)

	2003	2002	2001	2000	1999
Sales	$ 237,372	$ 259,527	$ 226,263	$ 251,406	$ 284,638
Cost of products sold	202,524	213,530	189,478	218,114	244,268
Gross profit	34,848	45,997	36,785	33,292	40,370
Operating expenses:					
Research and development	7,070	7,152	6,210	6,341	6,590
Selling, general & administrative	21,604	21,531	19,637	19,010	22,832
Operating income	6,174	17,314	10,938	7,941	10,948
Other, net	(429)	90	(1,038)	(889)	(994)
Earnings from continuing operations before taxes on income	5,745	17,404	9,900	7,052	9,954
Taxes on income	1,305	5,969	3,885	2,142	3,061
Net earnings from continuing operations (a)	4,440	11,435	6,015	4,910	6,893
Discontinued operations:					
Loss from operations of Carpenter	—	—	—	(3,901)	(8,284)
Gain (loss) on disposal of Carpenter	1,609	269	116	(6,619)	—
Net earnings (loss) (a)	$ 6,049	$ 11,704	$ 6,131	$ (5,610)	$ (1,391)
Basic earnings (loss) per share (a):					
Net earnings from continuing operations	$ 0.37	$ 1.00	$ 0.57	$ 0.43	$ 0.55
Discontinued operations	0.13	0.02	0.01	(0.92)	(0.66)
Basic earnings (loss) per share	$ 0.50	$ 1.02	$ 0.58	$ (0.49)	$ (0.11)
Diluted earnings (loss) per share (a):					
Net earnings from continuing operations	$ 0.36	$ 0.95	$ 0.57	$ 0.43	$ 0.55
Discontinued operations	0.13	0.02	0.01	(0.92)	(0.66)
Diluted earnings (loss) per share	$ 0.49	$ 0.97	$ 0.58	$ (0.49)	$ (0.11)
Cash dividends per common share	$ 0.20	$ 0.16	$ 0.07	$ 0.07	$ 0.07
Basic weighted average common shares outstanding	12,123	11,492	10,561	11,493	12,483
Diluted weighted average common shares outstanding	12,434	12,013	10,616	11,496	12,500
Balance Sheet Data:					
Net working capital	$ 40,136	$ 35,290	$ 29,190	$ 38,057	$ 41,867
Total assets	91,382	88,312	77,612	98,305	122,698
Long-term debt, continuing operations	—	—	9,400	24,504	23,119
Shareholders' equity	61,120	56,434	36,912	30,653	43,178

(a) In 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*. The nonamortization provisions of SFAS No. 142 related to goodwill would have increased net earnings from continuing operations by $0.4 million and increased basic and diluted earnings per share by $0.04 in 2001 and 2000, and $0.03 in 1999, if applied in those years.

The five-year summary above should be read in conjunction with Note 11, *Discontinued Operations*, of the Notes to Consolidated Financial Statements appearing in this Annual Report.

Market for Registrant's Common Stock, Related Shareholder Matters and Issuer Purchases of Equity Securities

The Company's common stock is traded on The Nasdaq Stock Market under the symbol "SPAR."

The following table sets forth the high and low sale prices for the Company's common stock for the periods indicated, all as reported by The Nasdaq Stock Market:

	High	Low
Year Ended December 31, 2003:		
First Quarter	$ 12.050	$ 8.750
Second Quarter	9.970	8.130
Third Quarter	9.750	7.760
Fourth Quarter	10.370	9.000
Year Ended December, 31, 2002:		
First Quarter	$ 9.100	$ 5.610
Second Quarter	15.370	7.450
Third Quarter	15.800	9.240
Fourth Quarter	11.990	8.250

In 2003, the Company declared cash dividends of $0.05 per outstanding share on March 26, 2003 to shareholders of record on May 16, 2003 and $0.15 per outstanding share on October 22, 2003 to shareholders of record on November 14, 2003. In 2002, the Company declared cash dividends of $0.10 per outstanding share on May 6, 2002 to shareholders of record on May 28, 2002 and $0.06 per outstanding share on October 8, 2002 to shareholders of record on October 25, 2002.

The number of shareholders of record (excluding participants in security position listings) of the Company's common stock on February 23, 2004 was 613.

Forward-Looking Statements

This Annual Report contains statements that are not historical facts. These statements are called "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements involve important known and unknown risks, uncertainties and other factors and can be identified by phrases using "estimate," "anticipate," "believe," "project," "expect," "intend," "predict," "potential," "future," "may," "should" and similar expressions or words. Our future results, performance or achievements may differ materially from the results, performance or achievements discussed in the forward-looking statements. There are numerous factors that could cause actual results to differ materially from the results discussed in forward-looking statements, including:

- Changes in existing product liability, tort or warranty laws or the introduction of new laws, regulations or policies that could affect our business practices: these laws, regulations or policies could impact our industry as a whole, or could impact only those portions in which we are currently active, for example, laws regulating the design or manufacture of emergency vehicles or regulations issued by the National Fire Protection Association; in either case, our profitability could be injured due to an industry-wide market decline or due to our inability to compete with other companies that are unaffected by these laws, regulations or policies.
- Changes in environmental regulations: these regulations could have a negative impact on our earnings; for example, laws mandating greater fuel efficiency could increase our research and development costs.
- Changes in economic conditions, including changes in interest rates, financial market performance and our industry: these types of changes can impact the economy in general, resulting in a downward trend that impacts not only our business, but all companies with which we compete; or, the changes can impact only those parts of the economy upon which we rely in a unique fashion, including, by way of example:
  - Factors that impact our attempts to expand internationally, such as the introduction of trade barriers in the United States or abroad.
- Changes in relationships with major customers: an adverse change in our relationships with major customers would have a negative impact on our earnings and financial position.
- Armed conflicts and other military actions: the considerable political and economic uncertainties resulting from these events could adversely affect our order intake and sales, particularly in the motorhome market.
- Factors that we have discussed in previous public reports and other documents filed with the Securities and Exchange Commission.

This list provides examples of factors that could affect the results described by forward-looking statements contained in this Annual Report. However, this list is not intended to be exhaustive; many other factors could impact our business and it is impossible to predict with any accuracy which factors could result in which negative impacts. Although we believe that the forward-looking statements contained in this Annual Report are reasonable, we cannot provide you with any guarantee that the anticipated results will be achieved. All forward-looking statements in this Annual Report are expressly qualified in their entirety by the cautionary statements contained in this section and you are cautioned not to place undue reliance on the forward-looking statements contained in this Annual Report. In addition to the risks listed above, other risks may arise in the future, and we disclaim any obligation to update information contained in any forward-looking statement.

The following section provides a narrative discussion about the Company's financial condition and results of operations. The comments that follow should be read in conjunction with the Company's Consolidated Financial Statements and related Notes thereto appearing in this Annual Report.

Results of Operations

The following table sets forth, for the periods indicated, the components of the Company's consolidated statements of operations, on an actual basis, as a percentage of revenues:

	Year Ended December 31,		
	2003	2002	2001
Sales	100.0%	100.0%	100.0%
Cost of products sold	85.3%	82.3%	83.7%
Gross profit	14.7%	17.7%	16.3%
Operating expenses:			
Research and development	3.0%	2.8%	2.7%
Selling, general and administrative	9.1%	8.2%	8.8%
Operating income	2.6%	6.7%	4.8%
Other, net	(0.2%)	0.0%	(0.4%)
Earnings from continuing operations before taxes on income	2.4%	6.7%	4.4%
Taxes on income	0.5%	2.3%	1.8%
Net earnings from continuing operations	1.9%	4.4%	2.6%
Discounted operations:			
Gain on disposal of Carpenter	0.6%	0.1%	0.1%
Net earnings	2.5%	4.5%	2.7%

Year Ended December 31, 2003 compared to Year Ended December 31, 2002

Continuing Operations

For the year ended December 31, 2003, consolidated sales decreased $22.2 million (8.5%) over the amount reported for the previous year. This decrease is due to a $10.9 million (5.2%) decrease in Chassis Group sales coupled with a $14.0 million (22.1%) decrease in EVTeam sales. Lower sales from the Chassis Group to the EVTeam caused intercompany sales to decrease $2.7 million (21.8%) over the prior year. Intercompany sales are eliminated from the consolidated sales totals.

The decrease in EVTeam sales is primarily due to transitions at Road Rescue and Crimson. The Company closed Road Rescue's St. Paul, Minnesota facility and consolidated its ambulance operations at its new Marion, South Carolina facility. The Marion plant ramped up more slowly than anticipated, resulting in lower sales in 2003. In addition, the merger of Luverne and Quality into Crimson slowed production as staff was consolidated and production efforts were aligned. This resulted in lower fire apparatus deliveries at the start of 2003 than in the previous year.

Within the Chassis Group, the motorhome chassis line had sales decrease $21.2 million (14.4%) over the 2002 fiscal year. Several economic uncertainties at the start of 2003 and related economic developments associated with the war in Iraq had a negative impact on the volume of motorhome sales in 2003, which was the primary reason for the sales decrease.

The Chassis Group's other primary product line, fire truck chassis, had an increase of $9.2 million (16.5%) in sales for the year ended December 31, 2003 over the year ended December 31, 2002. The Chassis Group received orders for more than 500 fire truck chassis, the most ever in a single year. The increase in volume of orders was the primary cause of the sales increase. The fire truck market continued to be strong in 2003, with a focus by fire departments on making sure their equipment is sufficient to respond to the variety of emergencies that are on their growing list of responsibilities.

Gross margin decreased from 17.7% in 2002 to 14.7% in 2003. This decrease is due to a combination of events. The primary driver was an unfavorable physical inventory and other costing adjustments totaling $1.3 million made at an EVTeam location. Initial operating inefficiencies at the EVTeam's Marion plant and $0.7 million of costs incurred in connection with the transfer of operations from St. Paul to the Marion plant also contributed to the decrease. In addition, the lower sales volumes noted earlier played a role as fixed overhead costs were spread over a lower production volume. Lastly, a higher cost of certain components, including engines meeting the more stringent federally mandated emissions standards, was a factor in the decrease in margins.

Operating expenses increased minimally between years, but as a percentage of sales grew from 11.0% for the year ended December 31, 2002 to 12.1% for the year ended December 31, 2003, primarily as a result of lower sales volumes. Operating expenses include $0.4 million in operating expenses related to the start-up of the Company's new subsidiary, Crimson Aerials.

The decrease in the Company's income taxes is primarily due to lower earnings before taxes in 2003 when compared to 2002. See Note 5, *Taxes on Income*, of the Notes to Consolidated Financial Statements for further information regarding income taxes.

Net earnings from continuing operations decreased from $11.4 million ($0.95 per diluted share) in 2002 to $4.4 million ($0.36 per diluted share) in 2003 as a result of the factors discussed above.

Discontinued Operations
On September 28, 2000, the Company's Board of Directors passed a resolution to cease funding of the Company's majority-owned subsidiary, Carpenter. Carpenter's Board of Directors then voted on September 29, 2000 to begin the orderly liquidation of Carpenter. Because Carpenter was a separate segment of the Company's business, the disposition of Carpenter's net assets was accounted for as a discontinued operation. The $1.6 million and $0.3 million gains on disposal of Carpenter in 2003 and 2002, respectively, are a result of the Company's revision of its estimated loss to dispose of the business, based upon final resolution of certain accrued items related to the disposal.

Year Ended December 31, 2002 compared to Year Ended December 31, 2001

Continuing Operations
For the year ended December 31, 2002, consolidated sales increased $33.3 million (14.7%) over the amount reported for the previous year. This increase is largely due to a $35.3 million (20.4%) increase in Chassis Group sales, offset by a $5.8 million (8.4%) decrease in EVTeam sales. The decrease in EVTeam sales is primarily due to lower tax revenues at the state and local levels, translating into tighter budgets and, in some cases, reduced spending on capital assets. This resulted in slightly lower ambulance and fire apparatus deliveries in the latter part of 2002. Lower sales from the Chassis Group to the EVTeam caused intercompany sales to decrease $3.7 million (23.2%) over the prior year. In the prior year, the EVTeam filled two large orders, one for the City of Atlanta and the other for the City of Chicago, all built on Chassis Group product. Intercompany sales are eliminated from the consolidated sales totals.

Within the Chassis Group, the motorhome chassis line had sales increase $39.7 million (36.9%) over the 2001 fiscal year. An increase in the volume of sales was the primary cause of the sales increase. The recreational vehicle industry had a strong year in 2002, propelled by lower interest rates, less travel abroad and by travelers opting for road versus air travel. Also contributing to the increase in sales was an increase in high-end motorhome chassis product sales, which grew 126.1% in 2002 over 2001.

The Chassis Group's other primary product line, fire truck chassis, had a decline of $4.6 million (7.6%) in sales for the year ended December 31, 2002 over the year ended December 31, 2001. A decrease in the volume of sales was the primary cause of the sales decrease. The launch of the Chassis Group's new Gladiator Evolution, which was designed to meet new engine emission standards, ramped up slowly to ensure quality standards were not compromised.

Transit bus chassis sales for 2002 decreased $1.3 million (100.0%) over 2001, as the Company finished off its transit bus backlog in 2001. The Company decided during 2000 to transition out of the transit bus market. For the year ended December 31, 2002, sales of specialty chassis declined approximately 42.5%, compared to the year ended December 31, 2001. This is due to the Chassis Group's focus in 2002 on its two primary product lines, motorhome and fire truck chassis, due to the uncertainty of the domestic economy during the year.

Gross margin increased from 16.3% in 2001 to 17.7% in 2002. This is primarily due to improvements in productivity and a reduction in warranty costs. Higher sales volumes contributed to the greater efficiencies in production while improved product quality and reliability has translated to lower warranty expense.

Selling, general and administrative expenses decreased from 8.8% of sales for the year ended December 31, 2001 to 8.2% for the year ended December 31, 2002. In actual dollars, selling, general and administrative expenses were up 9.7% over the prior year. This increase is primarily due to increases in commercial and health insurance costs as well as higher incentive compensation expense. The increases in commercial and health insurance costs are due to unfavorable insurance markets, which are being experienced by many other companies.

The increase in the Company's income taxes is due to higher earnings before taxes in 2002 when compared to 2001. See Note 5, *Taxes on Income*, of the Notes to Consolidated Financial Statements for further information regarding income taxes.

Net earnings from continuing operations increased to $11.4 million ($0.95 per diluted share) in 2002 from $6.0 million ($0.57 per diluted share) in 2001 as a result of the factors discussed above.

Discontinued Operations

On September 28, 2000, the Company's Board of Directors passed a resolution to cease funding of the Company's majority-owned subsidiary, Carpenter. Carpenter's Board of Directors then voted on September 29, 2000 to begin the orderly liquidation of Carpenter. Because Carpenter was a separate segment of the Company's business, the disposition of Carpenter's net assets is being accounted for as a discontinued operation. The $0.1 million and $0.3 million gains on disposal of Carpenter in 2001 and 2002, respectively, are a result of the Company's revision of its estimated loss to dispose of the business, based upon substantial completion of the liquidation.

Quarterly Results

The Company's rate of sales growth has varied historically from quarter to quarter. For a description of quarterly financial data, see Note 13, *Quarterly Financial Data (Unaudited)*, of the Notes to Consolidated Financial Statements appearing in this Annual Report.

Liquidity and Capital Resources

For the year ended December 31, 2003, cash provided by continuing operating activities was approximately $12.4 million, which was $3.6 million less than the $16.0 million of cash provided by continuing operating activities for the year ended December 31, 2002. Due primarily to the cash generated by operations, the Company's working capital increased by $4.8 million from $35.3 million in 2002 to $40.1 million in 2003. See the "Consolidated Statements of Cash Flows" contained in this Annual Report for further information regarding the increase in cash and cash equivalents, from $8.1 million as of December 31, 2002, to $18.5 million as of December 31, 2003. See "Selected Financial Data" on page 10 of this Annual Report for a five-year comparison of net working capital.

Shareholders' equity increased approximately $4.7 million to $61.1 million as of December 31, 2003. This change is primarily the result of net earnings of $6.0 million and net proceeds from the exercise of stock options of $1.6 million, net of dividends of $2.4 million and the repurchase of stock of $0.5 million. See the "Consolidated Statements of Shareholders' Equity" contained in this Annual Report for further information regarding the changes in shareholders' equity.

On April 24, 2003, the Board of Directors authorized management to repurchase up to a total of 500,000 shares of its common stock in open market transactions. The Company repurchased 57,065 shares through December 31, 2003. Repurchase of common stock is contingent upon market conditions. The Company has not set an expiration date for the completion of the repurchase program. If the Company were to repurchase the remaining 442,935 shares of stock at current prices, this would cost the company approximately $4.7 million. The Company believes that it has sufficient cash reserves to fund this stock buyback.

The Company's primary line of credit is a $15.0 million revolving note payable to a bank that expires on October 15, 2004. The Company expects to extend or refinance this line of credit in 2004. There were no borrowings under this line at December 31, 2003 and 2002. Under the terms of the line of credit agreement, the Company is required to maintain certain financial ratios and other financial conditions. The agreement also prohibits the Company from incurring additional indebtedness, limits certain acquisitions, investments, advances or loans and restricts substantial asset sales. At December 31, 2003, the Company was in compliance with all debt covenants.

The Company also has a secured line of credit of $0.2 million that carries an interest rate of 2% above the bank's prime rate (prime rate at December 31, 2003 was 4.00%) and has an expiration date of June 1, 2004. This line of credit is secured by accounts receivable, inventory and equipment. There were no borrowings under this line at December 31, 2003 and 2002.

The Company believes it has sufficient resources from cash flows from operating activities and, if necessary, from additional borrowings under its lines of credit to satisfy ongoing cash requirements for the next 12 months. Proceeds from existing credit facilities and anticipated renewals, along with cash flows from operations, are expected to be sufficient to meet capital needs in the foreseeable future.

Contractual Obligations, Commercial Commitments and Off-Balance Sheet Arrangements
The Company's future contractual obligations for agreements with initial terms greater than one year, including agreements to purchase materials in the normal course of business, are summarized as follows:

	Payments Due by Period (in thousands):				
	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Long-term Debt	$ —	$ —	$ —	$ —	$ —
Leases:					
Capital	—	—	—	—	—
Operating	2,030	413	699	543	375
Purchase obligations	27,060	27,060	—	—	—
Other long-term liabilities	—	—	—	—	—
Total contractual obligations	$ 29,090	$ 27,473	$ 699	$ 543	$ 375

The Company has no off-balance sheet arrangements.

Critical Accounting Policies
The following discussion of accounting policies is intended to supplement Note 1, *General and Summary of Accounting Policies*, of the Notes to Consolidated Financial Statements. These policies were selected because they are broadly applicable within the Company's operating units and they involve additional management judgment due to the sensitivity of the methods, assumptions and estimates necessary in determining the related statement of operations, asset and/or liability amounts.

Revenue Recognition. The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin (SAB) No. 104, *Revenue Recognition.* Accordingly, revenue is recognized when title to the product and risk of ownership passes to the buyer. This occurs when the unit has been completed in accordance with purchase order specifications and has been tendered for delivery to the customer. Sales are shown net of returns, discounts and sales incentives, which historically have not been significant. Any related receivable is also evaluated for collectibility before revenue is recognized.

Inventory. Estimated inventory allowances for slow-moving and obsolete inventory are based upon current assessments about future demands, market conditions and related management initiatives. If market conditions are less favorable than those projected by management, additional inventory allowances may be required.

Warranties. The Company's policy is to record a provision for the estimated cost of warranty-related claims at the time of the sale, and periodically adjust the provision to reflect actual experience. The amount of warranty liability accrued reflects management's best estimate of the expected future cost of honoring the Company's obligations under the warranty agreements. The Company's estimates are based on historical experience, the number of units involved and the extent of features and components included in product models. See Note 10, *Commitments and Contingent Liabilities*, of the Notes to Consolidated Financial Statements for further information regarding warranties.

New and Pending Accounting Policies
See "New and Pending Accounting Pronouncements" in Note 1, *General and Summary of Accounting Policies*, of the Notes to Consolidated Financial Statements included in this Annual Report.

Effect of Inflation
Inflation affects the Company in two principal ways. First, the Company's debt, if any, is generally tied to the prime and LIBOR rates so that increases affecting interest rates may be translated into additional interest expense. Second, general inflation impacts prices paid for labor, parts and supplies. Whenever possible, the Company attempts to cover increased costs of production and capital by adjusting the prices of its products. However, the Company generally does not attempt to negotiate inflation-based price adjustment provisions into its contracts. Since order lead times can be as much as six months, the Company has limited ability to pass on cost increases to its customers on a short-term basis. In addition, the markets served by the Company are competitive in nature, and competition limits the pass-through of cost increases in many cases. The Company strives to minimize the effect of inflation through cost reductions and improved productivity.

The Company's primary market risk exposure is a change in interest rates in connection with its outstanding variable rate short-term and long-term debt. However, at December 31, 2003, the Company had no debt outstanding under its variable rate short-term and long-term debt agreements. The Company does not enter into market risk sensitive instruments for trading purposes.

Spartan Motors, Inc. and Subsidiaries Consolidated Balance Sheets

	Year Ended December 31,	
	2003	2002
Assets		
Current assets:		
Cash and cash equivalents	$ 18,480,770	$ 8,081,639
Accounts receivable, less allowance for doubtful accounts of $408,000 in 2003 and $365,000 in 2002	19,604,058	28,823,185
Inventories	26,588,065	25,205,450
Deferred tax assets	3,326,847	3,463,765
Taxes receivable	957,879	—
Other current assets	1,440,744	1,286,564
Current assets of discontinued operations	—	307,288
Total current assets	70,398,363	67,167,891
Property, plant and equipment, net	14,783,965	15,155,436
Goodwill	4,543,422	4,543,422
Deferred tax assets	1,617,000	1,301,560
Other assets	39,344	144,191
Total Assets	$ 91,382,094	$ 88,312,500
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 15,066,541	$ 15,939,864
Accrued warranty	2,538,204	2,768,389
Taxes on income	—	1,412,210
Accrued compensation and related taxes	2,746,117	4,232,013
Accrued vacation	1,020,437	1,217,187
Deposits from customers	6,796,949	4,098,211
Other current liabilities and accrued expenses	2,093,642	2,201,473
Current liabilities of discontinued operations	—	8,692
Total current liabilites	30,261,890	31,878,039
Shareholders' equity:		
Preferred stock, no par value; 2,000,000 shares authorized (none issued)	—	—
Common stock, $0.01 par value; 23,900,000 shares authorized; issued 12,198,112 shares and 12,025,842 shares as of December 31, 2003 and 2002, respectively	121,981	120,258
Additional paid in capital	32,228,967	30,776,327
Retained earnings	28,769,256	25,537,876
Total shareholders' equity	61,120,204	56,434,461
Total Liabilities and Shareholders' Equity	$ 91,382,094	$ 88,312,500

See Notes to Consolidated Financial Statements.

	Year Ended December 31,		
	2003	2002	2001
Sales	$ 237,371,906	$ 259,527,274	$ 226,262,753
Cost of products sold	202,523,597	213,529,881	189,478,179
Gross profit	34,848,309	45,997,393	36,784,574
Operating expenses:			
Research and development	7,069,784	7,151,688	6,210,483
Selling, general and administrative	21,604,659	21,532,148	19,635,906
Operating income	6,173,866	17,313,557	10,938,185
Other income (expense):			
Interest expense	(330,346)	(347,803)	(1,375,128)
Miscellaneous, net	(98,973)	438,404	337,433
Earnings from continuing operations before taxes on income	5,744,547	17,404,158	9,900,490
Taxes on income	1,304,500	5,969,000	3,885,000
Net earnings from continuing operations	4,440,047	11,435,158	6,015,490
Discontinued operations:			
Gain on disposal of Carpenter, (including applicable income tax benefit of $1,668,000, $185,000 and $802,000 in 2003, 2002 and 2001, respectively)	1,609,068	269,314	115,649
Net earnings	$ 6,049,115	$ 11,704,472	$ 6,131,139
Basic net earnings per share:			
Net earnings from continuing operations	$ 0.37	$ 1.00	$ 0.57
Gain from discontinued operations:			
Gain on disposal of Carpenter	0.13	0.02	0.01
Basic net earnings per share	$ 0.50	$ 1.02	$ 0.58
Diluted net earnings per share:			
Net earnings from continuing operations	$ 0.36	$ 0.95	$ 0.57
Gain from discounted operations:			
Gain on disposal of Carpenter	0.13	0.02	0.01
Diluted net earnings per share	$ 0.49	$ 0.97	$ 0.58
Basic weighted average common shares outstanding	12,123,000	11,492,000	10,561,000
Diluted weighted average common shares outstanding	12,434,000	12,013,000	10,616,000

See Notes to Consolidated Financial Statements.

Spartan Motors, Inc. and Subsidiaries Consolidated Statements of Shareholders' Equity

	Number of Shares	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balance at January 1, 2001	10,518,077	$ 105,181	$20,271,653	$10,276,011	$30,652,845
Stock options exercised and related tax benefit	204,065	2,040	862,284	—	864,324
Dividends paid ($0.07 per share)	—	—	—	(736,265)	(736,265)
Net earnings	—	—	—	6,131,139	6,131,139
Balance at December 31, 2001	10,722,142	107,221	21,133,937	15,670,885	36,912,043
Stock options exercised and related tax benefit	1,303,700	13,037	9,589,390	—	9,602,427
Dividends paid ($0.16 per share)	—	—	—	(1,837,481)	(1,837,481)
Other	—	—	53,000	—	53,000
Net earnings	—	—	—	11,704,472	11,704,472
Balance at December 31, 2002	12,025,842	120,258	30,776,327	25,537,876	56,434,461
Purchase and constructive retirement of stock	(57,065)	(571)	(148,940)	(348,635)	(498,146)
Stock options exercised and related tax benefit	229,335	2,294	1,601,580	—	1,603,874
Dividends paid ($0.20 per share)	—	—	—	(2,469,100)	(2,469,100)
Net earnings	—	—	—	6,049,115	6,049,115
Balance at December 31, 2003	12,198,112	$ 121,981	$32,228,967	$28,769,256	$61,120,204

See Notes to Consolidated Financial Statements.

	Year Ended December 31,		
	2003	2002	2001
Cash flows from operating activities:			
Net earnings from continuing operations	$ 4,440,047	$ 11,435,158	$ 6,015,490
Adjustments to reconcile net earnings from continuing operations to net cash provided by operating activities:			
Depreciation	2,022,583	1,884,711	1,787,811
Amortization	—	—	416,999
Loss on disposal of assets	494,400	4,022	4,535
Tax benefit from stock options exercised	384,000	2,413,000	—
Deferred taxes (credit)	(178,522)	195,780	246,000
Other	—	53,000	—
Decrease (increase) in operating assets:			
Accounts receivable	9,219,127	(3,048,308)	6,296,010
Inventories	(1,382,615)	(1,617,637)	6,849,979
Taxes receivable	(957,879)	—	5,697,352
Other assets	(49,333)	294,924	(421,462)
Increase (decrease) in operating liabilities:			
Accounts payable	(873,323)	2,089,682	(5,332,150)
Accrued warranty	(230,185)	(741,927)	(463,015)
Taxes on income	(1,412,210)	170,885	1,241,325
Accrued compensation and related taxes	(1,485,896)	2,491,450	107,446
Accrued vacation	(196,750)	98,987	99,211
Deposits from customers	2,698,738	291,026	1,348,619
Other current liabilities and accrued expenses	(107,831)	(29,897)	(1,891,008)
Total adjustments	7,944,304	4,549,698	15,987,652
Net cash provided by continuing operating activities	12,384,351	15,984,856	22,003,142
Net cash provided by (used in) discontinuing operating activities	1,907,664	(286,923)	(1,944,571)
Net cash provided by operating activities	14,292,015	15,697,933	20,058,571
Cash flows from investing activities:			
Purchases of property, plant and equipment	(2,151,612)	(5,758,029)	(2,515,822)
Proceeds from sale of property, plant and equipment	6,100	2,083	30,915
Net cash used in investing activities	(2,145,512)	(5,755,946)	(2,484,907)
Cash flows from financing activities:			
Payments on notes payable	—	—	(30,000)
Payments on long-term debt	—	(11,405,079)	(14,013,968)
Net proceeds from exercise of stock options	1,219,874	7,189,427	864,324
Purchase of treasury stock	(498,146)	—	—
Payment of dividends	(2,469,100)	(1,837,481)	(736,265)
Net cash used in financing activities	(1,747,372)	(6,053,133)	(13,915,909)
Net increase in cash and cash equivalents	10,399,131	3,888,854	3,657,755
Cash and cash equivalents at beginning of year	8,081,639	4,192,785	535,030
Cash and cash equivalents at end of year	$ 18,480,770	$ 8,081,639	$ 4,192,785

Supplemental disclosures: Cash paid for interest was $329,000, $322,000 and $1,450,000 for 2003, 2002 and 2001, respectively. Cash paid (refunds) for income taxes was $1,968,000, $2,884,000 and ($4,343,000) for 2003, 2002 and 2001, respectively.

See Notes to Consolidated Financial Statements.

Note 1—General and Summary of Accounting Policies

Nature of Operations. Spartan Motors, Inc. (the "Company") is an international engineer and manufacturer of custom motor vehicle chassis and bodies. The Company's principal chassis markets are fire trucks, motorhomes and specialty vehicles. The Company has additional subsidiaries included in its consolidated financial statements that are manufacturers of bodies for various markets including fire trucks and ambulances.

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its four wholly owned subsidiaries: Spartan Chassis, Inc., Crimson Fire, Inc., Crimson Fire Aerials, Inc. and Road Rescue, Inc. Crimson Fire, Inc. was created via the merger of the Company's wholly owned subsidiaries, Luverne Fire Apparatus, Ltd. and Quality Manufacturing, Inc., on January 1, 2003. Carpenter Industries, Inc. ("Carpenter") was formerly a 57.6% owned subsidiary that, effective September 29, 2000, was accounted for as a discontinued operation (see Note 11). All intercompany transactions have been eliminated.

Financial Instruments. The Company values financial instruments as required by Statement of Financial Accounting Standards ("SFAS") No. 107, *Disclosures about Fair Values of Financial Instruments*. The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value. The Company does not utilize derivative instruments.

Revenue Recognition. The Company recognizes revenue when title to its product passes to the customer. This occurs when production and testing of the product has been completed and the product has been tendered for delivery. Any related receivable is also evaluated for collectibility before revenue is recognized.

Shipping and Handling of Products. Costs incurred related to the shipment and handling of products are classified in cost of products sold. Amounts billed to customers for shipping and handling of products are included in net sales.

Use of Estimates. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents include cash on hand, cash on deposit and money market funds. The Company considers all investments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable. The Company performs periodic credit evaluations of its customers' financial condition and generally requires collateral. Receivables generally are due within 30 days and allowances are maintained for potential credit losses. Historically, such losses consistently have been within management's expectations.

Inventories. Inventories are stated at the lower of first-in, first-out (FIFO) cost or market. During the fourth quarter of 2002, the Company changed its method of accounting for certain of its inventories that were previously valued using the last-in, first-out (LIFO) method to the FIFO method. The Company believes that the change is preferable to conform all inventories to the same inventory valuation method and to provide a better matching of expenses with revenues given relatively stable product costs over the past several years that have resulted in the value of inventories under the LIFO method to be approximately equal to their replacement cost on a FIFO basis. The effect of this change in method was not significant to the 2002 and prior annual and quarterly periods presented and disclosed in the accompanying consolidated financial statements, and therefore, previously reported amounts have not been retroactively restated. Estimated inventory allowances for slow-moving and obsolete inventory are based upon current assessments about future demands, market conditions and related management initiatives. If market conditions are less favorable than those projected by management, additional inventory allowances may be required.

Property, Plant and Equipment. Property, Plant and Equipment are stated at cost and are depreciated over their estimated useful lives using principally an accelerated method for both financial statement and income tax purposes. Estimated useful lives range from 20 to 31.5 years for buildings and improvements, 3 to 7 years for plant machinery and equipment, 3 to 7 years for furniture and fixtures and 3 to 5 years for vehicles.

Note 1—General and Summary of Accounting Policies, continued

Goodwill. As of January 1, 2002, the Company adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 142 prohibits the amortization of goodwill and intangible assets with indefinite lives and requires the Company to evaluate these intangibles for impairment on an annual basis. In the first quarter of 2002, the Company completed the required initial impairment test of goodwill and, in the fourth quarter of 2003 and 2002, completed the required annual impairment test as prescribed by SFAS No. 142. Based upon the estimated fair values of the Company's reporting units using a discounted cash flows valuation, no goodwill was evaluated as impaired. The goodwill of the Company all relates to the EVTeam business segment.

If the nonamortization provisions of SFAS No. 142 had been applied in 2001, amortization expense would have been reduced by $0.4 million in 2001, resulting in an increase in net earnings from continuing operations per basic and diluted share of $0.04.

Warranties. The Company's policy is to record a provision for the estimated cost of warranty-related claims at the time of the sale, and periodically adjust the provision to reflect actual experience. The amount of warranty liability accrued reflects management's best estimate of the expected future cost of honoring the Company's obligations under the warranty agreements. The Company's estimates are based on historical experience, the number of units involved and the extent of features and components included in product models. See Note 10, *Commitments and Contingent Liabilities,* for further information regarding warranties.

Taxes on Income. The Company recognizes income tax expense in accordance with SFAS No. 109, *Accounting for Income Taxes.* A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences as measured by provisions of enacted tax laws, and is subject to ongoing assessment of realizability.

Earnings Per Share. Basic earnings (loss) per share represents net earnings (loss) divided by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share represents net earnings (loss) outstanding divided by the weighted average number of common shares outstanding plus the average dilutive effect of the Company's stock options outstanding during the period. The effect of dilutive stock options was 311,000, 521,000 and 55,000 shares in 2003, 2002 and 2001, respectively. For 2003, 2002 and 2001, 612,000, 285,000 and 1,937,000 shares related to stock option plans were not included in diluted weighted average common shares outstanding because their inclusion would be antidilutive.

Stock Options. At December 31, 2003, the Company has key employee, director and outside market advisor stock option plans, which are described in more detail in Note 9. The Company follows Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees,* in accounting for its stock option plans. Under APB Opinion No. 25, no compensation expense is recognized because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, *Accounting for Stock-Based Compensation,* the Company's net earnings and net earnings per share for the years ended December 31, 2003, 2002 and 2001, would have been the *pro forma* amounts indicated below.

	Year Ended December 31,		
	2003	2002	2001
Net earnings:			
As reported	$ 6,049,115	$ 11,704,472	$ 6,131,139
Deduct: Compensation expense—fair value method	(2,414,899)	(2,635,493)	(1,065,291)
Add: Income tax benefit for disqualifying dispositions associated with incentive stock options previously expensed	185,444	1,149,669	155,211
Pro forma	$ 3,819,660	$ 10,218,648	$ 5,221,059

Note 1—General and Summary of Accounting Policies, continued

Stock Options, continued.

	Year Ended December 31,		
	2003	2002	2001
Basic net earnings per share:			
As reported	$ 0.50	$ 1.02	$ 0.58
Pro forma	0.32	0.89	0.49
Diluted net earnings per share:			
As reported	$ 0.49	$ 0.97	$ 0.58
Pro forma	0.31	0.84	0.49

The estimated fair value of options granted was $4.88, $5.52 and $2.01 per share in 2003, 2002 and 2001, respectively. The fair market value of options granted under the Company's stock option plans was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used:

	Dividend Yield	Expected Volatility	Risk Free Interest Rate	Expected Lives
2003	1%	58.3%	3.23%	5 years
2002	1%	57.7%	3.12%	5 years
2001	1%	54.0%	4.79%	5 years

Reclassifications. Certain reclassifications have been made in the fiscal 2002 and 2001 consolidated financial statements to conform to the presentation used in fiscal 2003.

New and Pending Accounting Pronouncements. In June 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* SFAS No. 146 requires liabilities for cost related to exit or disposal activities to be recognized when the liability is incurred. SFAS No. 146 supersedes Emerging Issues Task Force ("EITF") Issue 94-3, *Liability Recognition for Employee Termination Benefits and Costs to Exit an Activity,* and is effective for exit activities initiated after December 31, 2002, with early application allowed. The Company adopted this standard in 2003 and accounted for the exit and disposal activities at its St. Paul Road Rescue facility in accordance with the provisions of this statement.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of FASB Statement No. 123.* SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition for a voluntary change to the fair-value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require disclosure in interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company does not intend to adopt a fair-value based method of accounting for stock-based employee compensation until a final standard is issued by the FASB that addresses industry concerns related to applicability of current option pricing models to non-exchange traded employee option plans.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* Interpretation No. 45 changes current practice in accounting for, and disclosure of, guarantees and will require certain guarantees to be recorded as liabilities at fair value on the balance sheet. Current practice requires that liabilities related to guarantees be recorded only when a loss is probable and reasonably estimable, as those terms are defined in Statement No. 5, *Accounting for Contingencies.* Interpretation No. 45 also requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote. The disclosure requirements of Interpretation No. 45 are included in Note 10. In accordance with the interpretation, the initial recognition and measurement provisions were applied to all guarantees issued or modified after December 31, 2002. The recognition and measurement provisions did not have a significant impact on the Company's consolidated financial position or operating results.

Note 1—General and Summary of Accounting Policies, continued

New and Pending Accounting Pronouncements, continued. In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities.* This standard clarifies the application of Accounting Research Bulletin No. 51, *Consolidated Financial Statements,* and addresses consolidation by business enterprises of variable interest entities. Interpretation No. 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risk among the parties involved. Interpretation No. 46 also enhances the disclosure requirements related to variable interest entities. This interpretation is effective for any variable interest entities entered into by the Company as of the end of the first quarter of fiscal 2004. The adoption of Interpretation No. 46 is not expected to have an effect on the Company's financial position or results of operations because the Company does not hold any variable interests.

Note 2—Inventories

Inventories are summarized as follows:

	December 31,	
	2003	2002
Finished goods	$ 5,902,783	$ 5,329,518
Work in progress	5,203,881	7,650,006
Raw materials and purchased components	17,715,999	14,138,499
Obsolescence reserve	(2,234,598)	(1,912,573)
Total	$ 26,588,065	$ 25,205,450

Note 3—Property, Plant and Equipment

Property, plant and equipment is summarized by major classifications as follows:

	December 31,	
	2003	2002
Land and improvements	$ 1,181,343	$ 1,176,595
Buildings and improvements	15,868,732	15,697,797
Plant machinery and equipment	6,254,505	5,415,200
Furniture and fixtures	8,245,688	7,623,284
Vehicles	1,477,478	1,159,854
Construction in process	119,487	183,833
Total	33,147,233	31,256,563
Less accumulated depreciation	(18,363,268)	(16,101,127)
Net Property, Plant and Equipment	$ 14,783,965	$ 15,155,436

Note 4—Leases

The Company leases office equipment and manufacturing and warehouse space under operating lease agreements. Leases generally provide that the Company shall pay the cost of utilities, insurance, taxes and maintenance. Rent expense for the years ended December 31, 2003, 2002 and 2001 was $960,000, $1,087,000 and $1,156,000, respectively. Future minimum lease commitments under non-cancelable leases are as follows: $413,000 in 2004; $361,000 in 2005; $338,000 in 2006; $287,000 in 2007; $256,000 in 2008; and $375,000 thereafter.

Note 5—Taxes on Income

Income tax expense (credit) attributable to continuing operations is summarized as follows:

	Year Ended December 31,		
	2003	2002	2001
Current:			
Federal	$ 1,802,522	$ 5,867,570	$ 2,559,000
State	(319,500)	(94,350)	1,080,000
Total current	1,483,022	5,773,220	3,639,000
Deferred (credit):			
Federal	(244,522)	183,430	233,000
State	66,000	12,350	13,000
Total deferred	(178,522)	195,780	246,000
Total Provisions for Income Taxes	$ 1,304,500	$ 5,969,000	$ 3,885,000

In 2003 and 2002, current taxes on income are further reduced by tax benefits associated with the exercise of stock options under the plans described in Note 9. This reduction totaled $0.4 million in 2003 and $2.4 million in 2002 and was recognized as an adjustment of additional paid in capital.

Differences between the expected income tax expense attributable to continuing operations, derived from applying the federal statutory income tax rate to earnings before taxes on income from continuing operations and the actual tax expense, are as follows:

	Year Ended December 31,					
	2003		2002		2001	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Federal income taxes at the statutory rate	$1,953,000	34.00%	$5,917,000	34.00%	$3,366,000	34.00%
Increase (decrease) in income taxes resulting from:						
Foreign sales exclusion	(8,000)	(0.14)	(11,000)	(0.06)	(103,000)	(1.04)
Nondeductible expenses	68,000	1.18	53,000	0.30	144,000	1.45
State tax expense	(167,000)	(2.91)	(54,000)	(0.31)	721,000	7.28
Adjustment of valuation allowance on capital loss carryforward	(500,500)	(8.71)	—	0.00	—	0.00
Other	(41,000)	(0.71)	64,000	0.37	(243,000)	(2.45)
Total	$1,304,500	22.71%	$5,969,000	34.30%	$3,885,000	39.24%

Note 5—Taxes on Income, continued

Temporary differences which give rise to deferred tax assets (liabilities) are as follows:

	December 31,	
	2003	2002
Current asset (liability):		
Additional capitalized inventory costs	$ 133,000	$ 131,000
Vacation accrual	358,000	448,000
Warranty reserve	927,000	1,027,000
Inventory allowance	770,000	701,000
Allowance for doubtful accounts	136,000	104,000
Charitable contribution carryover	569,000	1,086,500
Capital loss carryforward	500,500	—
Other	(66,653)	(33,735)
Total	$ 3,326,847	$ 3,463,765
Noncurrent asset (liability):		
Charitable contribution carryover	$ 1,517,000	$ 1,086,500
Capital loss carryforward	9,596,500	10,097,000
Valuation allowance for capital loss carryforward	(9,596,500)	(10,097,000)
Other	100,000	215,060
Total	$ 1,617,000	$ 1,301,560

In 2000, the Company's loss on its investment in the stock of Carpenter generated a capital loss of $29.7 million. Since the Company had no capital gains to offset against the capital loss, the Company recorded a valuation allowance that reserved in full the deferred tax asset related to this loss carryforward. Subsequent to December 31, 2003, the Company entered into an agreement to dispose of a building in Mexico, which will generate a capital gain. Therefore, the Company has reduced its valuation allowance for the amount that will be realized on that gain. The remaining capital losses can be carried forward through 2005 and during that time future capital gains, up to $28.2 million, would be offset by them.

Note 6—Debt

The Company's primary line of credit is a $15.0 million revolving note payable to a bank that expires on October 15, 2004. There were no borrowings under this line at December 31, 2003 and 2002. Under the terms of the credit agreement for the line of credit, the Company is required to maintain certain financial ratios and other financial conditions. The agreement also prohibits the Company from incurring additional indebtedness, limits certain acquisitions, investments, advances or loans and restricts substantial asset sales. At December 31, 2003 and 2002, the Company was in compliance with all debt covenants.

The Company also has a secured line of credit of $0.2 million. This line carries an interest rate of 2% above the bank's prime rate (4.00% at December 31, 2003) and has an expiration date of June 1, 2004. This line of credit is secured by accounts receivable, inventory and equipment. There were no borrowings on this line at December 31, 2003 and 2002.

Note 7—Transactions with Major Customers

The Company had three customers classified as major customers in 2003, 2002 and 2001, as follows:

Customer	2003 Sales	2003 Accounts Receivable	2002 Sales	2002 Accounts Receivable	2001 Sales	2001 Accounts Receivable
A	$ 62,093,000	$ 2,138,000	$ 47,973,000	$ 2,506,000	$ 36,665,000	$ 528,000
B	$ 26,307,000	$ 4,313,000	$ 22,240,000	$ 4,019,000	$ 13,512,000	$ 978,000
C	$ 25,794,000	$ 2,303,000	$ 42,234,000	$ 4,057,000	$ 23,690,000	$ 2,306,000

Note 8—Profit-Sharing Plan

The Spartan Motors, Inc. Profit-Sharing Plan and Trust covers all employees who meet length of service and minimum age requirements. Contributions to the plan are determined annually by the Board of Directors and were $396,000, $390,000 and $352,000 in 2003, 2002 and 2001, respectively. The Company's policy is to fund plan costs accrued.

Note 9—Stock Options

The Company has stock option plans covering certain employees, non-employee directors and outside market advisors. Shares reserved for options under these plans total 5,400,000. The options granted are exercisable for a period of 10 years from the grant date. The exercise price for all options is equal to the market price at the date of grant. Compensation expense is recognized for all options granted to outside market advisors and was not significant in all years presented. Stock options issued to employees and non-employee directors do not result in compensation expense under the Company's policy of accounting for such options under APB Opinion No. 25.

Activity for the years ended December 31, 2003, 2002 and 2001 is as follows for all plans:

	Price Range	Weighted-Average Exercise Price	Option Shares
Balance at January 1, 2001	$2.50–$14.50	$7.43	2,697,050
Options granted	$1.69–$6.40	$3.88	548,865
Options exercised	$1.69–$6.19	$4.23	(204,065)
Options expired	$3.95–$14.50	$8.98	(236,440)
Balance at December 31, 2001	$1.69–$14.50	$6.82	2,805,410
Options granted	$5.91–$15.32	$11.42	498,980
Options exercised	$1.69–$14.50	$5.52	(1,303,700)
Options expired	$3.95–$14.50	$11.51	(99,760)
Balance at December 31, 2002	$1.69–$15.32	$8.57	1,900,930
Options granted	$8.25–$11.14	$9.99	517,445
Options exercised	$2.06–$8.80	$5.32	(229,335)
Options expired	$3.95–$14.50	$13.68	(156,125)
Balance at December 31, 2003	$1.69–$15.32	$8.90	2,032,915

Note 9—Stock Options, continued

The following table summarizes information regarding stock options outstanding at December 31, 2003 under the plans:

	Options Outstanding			Options Exercisable	
Exercise Price Range	Number Outstanding at 12/31/03	Weighted-Average Remaining Contractual Live	Weighted-Average Exercise Price	Number Exercisable at 12/31/03	Weighted-Average Exercise Price
$1.69–$1.69	10,500	7.0	$1.69	10,500	$1.69
$3.95–$5.75	324,520	6.3	$4.78	324,520	$4.78
$6.13–$8.80	610,200	3.5	$7.36	610,200	$7.36
$9.29–$13.25	1,070,195	8.3	$11.04	1,070,195	$11.04
$15.30–$15.32	17,500	8.5	$15.32	17,500	$15.32
	2,032,915	6.6	$8.90	2,032,915	$8.90

Note 10—Commitments and Contingent Liabilities

Under the terms of its credit agreement with its bank, the Company has the ability to issue letters of credit totaling $2.5 million. At December 31, 2003 and 2002, the Company had outstanding letters of credit totaling $0.2 million.

At December 31, 2003, the Company and its subsidiaries were parties, both as plaintiff and defendant, to a number of lawsuits and claims arising out of the normal course of their businesses. In the opinion of management, the financial position, future operating results or cash flows of the Company will not be materially affected by the final outcome of these legal proceedings.

The Company has repurchase agreements with third-party lending institutions, which have provided floor plan financing to customers. These agreements provide for the repurchase of products from the lending institution in the event of the customer's default. The total contingent liability on December 31, 2003 was approximately $0.2 million. Historically, losses under these agreements have not been significant and it is management's opinion that any future losses will not have a material effect on the Company's financial position or future operating results and cash flows. The fair value of new repurchase agreements entered into after December 31, 2002 is not significant.

The Company's products generally carry limited warranties, based on terms that are generally accepted in the marketplace. Selected components included in the Company's end products (such as engines, transmissions, tires, etc.) may include manufacturers' warranties. These manufacturers' warranties are generally passed on to the end customer of the Company's products.

Certain warranty and other related claims involve matters of dispute that ultimately are resolved by negotiation, arbitration or litigation. Infrequently, a material warranty issue can arise which is beyond the scope of the Company's historical experience. The Company provides for any such warranty issues as they become known and are estimable. It is reasonably possible that additional warranty and other related claims could arise from disputes or other matters beyond the scope of the Company's historical experience.

Changes in the Company's warranty liability during the years ended December 31, 2003 and 2002 were as follows:

	2003	2002
Balance of accrued warranty at January 1	$ 2,768,389	$ 3,510,316
Warranties issued during the period	1,538,118	1,685,032
Cash settlements made during the period	(2,664,373)	(2,832,539)
Changes in liability for pre-existing warranties during the period, including expirations	896,070	405,580
Balance of accrued warranty at December 31	$ 2,538,204	$ 2,768,389

Note 11—Discontinued Operations

On September 28, 2000, the Company's Board of Directors passed a resolution to cease funding of Carpenter. Carpenter's Board of Directors then voted on September 29, 2000 to begin the orderly liquidation of Carpenter. Because Carpenter was a separate segment of the Company's business, the operating results and the disposition of Carpenter's net assets were accounted for as a discontinued operation. Accordingly, previously reported financial results for all periods presented were restated to reflect this business as a discontinued operation. The $1.6 million and $0.3 million gains on disposal of Carpenter in 2003 and 2002, respectively, are a result of the Company's revision of its estimated loss to dispose of the business, based upon final resolution of certain accrued items related to the disposal.

The assets or liabilities of the discontinued operations have been segregated in the consolidated balance sheets. Details of such amounts are as follows:

	2003	2002
Cash and cash equivalents	$ —	$ 93,271
Accounts receivable	—	130,000
Other current assets	—	84,017
Total current assets of discontinued operations	$ —	$ 307,288
Other current liabilities	$ —	$ 8,692
Total current liabilities of discontinued operations	$ —	$ 8,692

Note 12—Business Segments

The Company segregates its operations into two reportable business segments: Chassis and EVTeam. The Chassis segment is an international engineer and manufacturer of custom motor vehicle chassis. The segment's principal markets are fire truck, motorhome and specialty vehicle chassis. The Company's EVTeam consists of three subsidiaries that are manufacturers of emergency vehicle bodies. Sales in the column labeled "other" represent sales from the Chassis segment to the EVTeam segment, which are eliminated from the consolidated sales totals.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Sales and other financial information by business segment is as follows (amounts in thousands):

Year Ended December 31, 2003

	Business Segments			
	Chassis	EVTeam	Other	Consolidated
Motorhome chassis sales	$ 126,048			$ 126,048
Fire truck chassis sales	64,721		$ (9,673)	55,048
EVTeam product sales	—	$ 49,332	—	49,332
Other sales	6,944	—	—	6,944
Total Net Sales	$ 197,713	$ 49,332	$ (9,673)	$ 237,372
Interest expense	$ 106	$ 624	$ (400)	$ 330
Depreciation expense	840	749	434	2,023
Income tax expense	4,800	(2,493)	(1,002)	1,305
Segment earnings (loss) from continuing operations	8,432	(4,137)	145	4,440
Discontinued operations	—	—	1,609	1,609
Segment earnings (loss)	8,432	(4,137)	1,754	6,049
Segment assets	30,521	33,982	26,879	91,382

Note 12—Business Segments, continued

Year Ended December 31, 2002

	Business Segments			
	Chassis	EVTeam	Other	Consolidated
Motorhome chassis sales	$ 147,257			$ 147,257
Fire truck chassis sales	55,567		$ (12,363)	43,204
EVTeam product sales	—	$ 63,305	—	63,305
Other sales	5,761	—	—	5,761
Total Net Sales	$ 208,585	$ 63,305	$ (12,363)	$ 259,527
Interest expense	$ 148	$ 513	$ (313)	$ 348
Depreciation expense	781	640	464	1,885
Income tax expense	6,086	201	(318)	5,969
Segment earnings (loss) from continuing operations	11,523	523	(611)	11,435
Discontinued operations	—	—	269	269
Segment earnings (loss)	11,523	523	(342)	11,704
Segment assets	40,309	33,572	14,432	88,313

Year Ended December 31, 2001

	Business Segments			
	Chassis	EVTeam	Other	Consolidated
Motorhome chassis sales	$ 107,554			$ 107,554
Fire truck chassis sales	60,131		$ (16,102)	44,029
EVTeam product sales	—	$ 69,129	—	69,129
Other sales	5,551	—	—	5,551
Total Net Sales	$ 173,236	$ 69,129	$ (16,102)	$ 226,263
Interest expense	$ 313	$ 848	$ 214	$ 1,375
Depreciation expense	931	797	477	2,205
Income tax expense	3,486	812	(413)	3,885
Segment earnings (loss) from continuing operations	6,106	959	(1,050)	6,015
Discontinued operations	—	—	116	116
Segment earnings (loss)	6,106	959	(934)	6,131
Segment assets	38,034	31,674	7,904	77,612

Substantially all long-lived assets are located in the United States. Foreign sales are not significant.

Note 13—Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for the year ended December 31, 2003 is as follows:

	Quarter Ended			
	March 31	June 30	September 30	December 31
Sales	$ 60,417,440	$ 55,116,986	$ 60,780,385	$ 61,057,095
Gross profit	9,583,629	7,028,716	9,150,947	9,085,017
Net earnings (loss) from continuing operations	$ 2,089,503	$ (221,120)	$ 1,462,315	$ 1,109,349
Gain from discontinued operations	510,128	955,178	—	143,762
Net earnings	$ 2,599,631	$ 734,058	$ 1,462,315	$ 1,253,111
Basic net earnings per share:				
Net earnings (loss) from continuing operations	$ 0.18	$ (0.02)	$ 0.12	$ 0.09
Gain from discontinued operations	0.04	0.08	—	0.01
Basic net earnings per share	$ 0.22	$ 0.06	$ 0.12	$ 0.10
Diluted net earnings per share:				
Net earnings (loss) from continuing operations	$ 0.17	$ (0.02)	$ 0.12	$ 0.09
Gain from discontinued operations	0.04	0.08	—	0.01
Diluted net earnings per share	$ 0.21	$ 0.06	$ 0.12	$ 0.10

Summarized quarterly financial data for the year ended December 31, 2002 is as follows:

	Quarter Ended			
	March 31	June 30	September 30	December 31
Sales	$ 66,718,546	$ 65,315,118	$ 64,065,349	$ 63,428,261
Gross profit	12,225,050	11,636,768	11,407,595	10,727,980
Net earnings from continuing operations	$ 3,239,252	$ 2,730,316	$ 3,244,865	$ 2,220,725
Gain (loss) from discontinued operations	75,442	301,998	(108,126)	—
Net earnings	$ 3,314,694	$ 3,032,314	$ 3,136,739	$ 2,220,725
Basic net earnings per share:				
Net earnings from continuing operations	$ 0.30	$ 0.24	$ 0.27	$ 0.19
Gain (loss) from discontinued operations	0.01	0.03	(0.01)	—
Basic net earnings per share	$ 0.31	$ 0.27	$ 0.26	$ 0.19
Diluted net earnings per share:				
Net earnings from continuing operations	$ 0.29	$ 0.23	$ 0.26	$ 0.18
Gain (loss) from discontinued operations	0.01	0.02	(0.01)	—
Diluted net earnings per share	$ 0.30	$ 0.25	$ 0.25	$ 0.18

Basic and diluted net earnings per share is computed separately for each quarter and, therefore, the sum of the quarterly per share amounts may differ from the total for the year as a result of rounding and of the averaging thoughout the year of basic and diluted weighted average common shares outstanding.

Board of Directors and Shareholders
Spartan Motors, Inc.

We have audited the accompanying consolidated balance sheets of Spartan Motors, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Spartan Motors, Inc. and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill in 2002.


Ernst + Young LLP

Grand Rapids, Michigan
February 6, 2004

Spartan Motors, Inc. Annual Report Readership Survey

Please circle the best answer(s) to each question and return via fax (517-543-5403) or mail to: John Sztykiel, President and CEO, Spartan Motors, Inc., 1165 Reynolds Road, Charlotte, MI 48813. We will share the results of the readership survey at our 2004 Annual Meeting.

Spartan Motors 2003 Annual Report

Content

The 2003 Annual Report did an **(excellent) (good) (fair) (poor)** job of explaining what the Company does.

The 2003 Annual Report did an **(excellent) (good) (fair) (poor)** job of reviewing and explaining the Company's results in 2003.

The 2003 Annual Report did an **(excellent) (good) (fair) (poor)** job of describing the industry conditions the Company faced in 2003.

The 2003 Annual Report did an **(excellent) (good) (fair) (poor)** job of providing relevant financial information that is easily understandable.

The 2003 Annual Report did an **(excellent) (good) (fair) (poor)** job of outlining the Company's growth strategy for 2004.

Appearance

The overall layout and design of the 2003 Annual Report was **(attractive) (good) (fair) (poor)**.

The financial charts and graphs were **(excellent) (good) (fair) (poor)** in helping me understand the Company.

The print quality, including type size, was **(excellent) (good) (fair) (poor)** .

The length was **(excellent) (too long) (too short)**.

Overall

The 2003 Annual Report is in the **(top 10 percent) (top 25 percent) (middle) (bottom 25 percent) (bottom 10 percent)** of the annual reports I have read this year.

About your experience with Spartan Motors

I have been acquainted with Spartan Motors for **(< 1 year) (2-5 years) (5-9 years) (>10 years)**.

I have received Spartan Motors' Annual Reports for **(< 1 year) (2-5 years) (5-9 years) (>10 years)**.

I read **(all) (none) (some)** of the Chairman's Letter to Shareholders in the 2003 Annual Report.

I read **(all) (none) (some)** of the Corporate Overview in the 2003 Annual Report.

I read **(all) (none) (some)** of the Management Discussion & Analysis (MD&A) in the 2003 Annual Report.

I reviewed **(all) (none) (some)** of the financial statements in the 2003 Annual Report.

For the 2004 Annual Report

I would consider adding: ______________________________

I would consider changing: ______________________________

I would consider deleting: ______________________________

Other suggestions: ______________________________

____

____

I am a: **Shareholder / Analyst / Journalist / Associate / Customer / Supplier/ Other:** ______________



Back Row: Charles Nihart, William Foster, George Tesseris, Richard Schalter
Front Row: Kenneth Kaczmarek, David Wilson, John Sztykiel

Board of Directors
David R. Wilson
Chairman of the Board
Consultant, Automotive,
Heavy Truck Industry

Charles E. Nihart, CPA
Retired Accountant, Entrepeneur

George Tesseris
Managing Partner
Tesseris, P.C.
(Law firm)

Kenneth Kaczmarek
Former President, COO
Volvo Truck Finance

John E. Sztykiel
Chief Executive Officer
Spartan Motors, Inc.

Richard J. Schalter
Executive Vice President
Spartan Motors, Inc.

William F. Foster
Vice President
Spartan Motors, Inc.

Corporate Officers
John E. Sztykiel
Chief Executive Officer

James W. Knapp
Chief Financial Officer and
Secretary/Treasurer

Richard J. Schalter
Executive Vice President

William F. Foster
Vice President

Corporate Headquarters
Spartan Motors, Inc.
1165 Reynolds Road
Charlotte, Michigan 48813
Telephone: 517-543-6400

Annual Shareholders' Meeting
The Annual Meeting of Spartan Motors, Inc. will be held on May 18 at the Road Rescue plant in Marion, South Carolina.

Transfer Agent
American Stock Transfer & Trust Co. serves as the transfer agent for the Corporation. Inquiries relating to stock transfers, changes of ownership, lost or stolen stock certificates, changes of address and dividend payments should be addressed to:
American Stock Transfer & Trust Co.
59 Maiden Lane
Plaza Level
New York, New York 10038
Telephone: 800-937-5449

Independent Auditors
Ernst & Young LLP
171 Monroe Avenue NW
Suite 1000
Grand Rapids, Michigan 49503

Shareholder Information
Shares for the Company's stock are traded on The Nasdaq Stock Market® under the ticker symbol SPAR. **The Company's 10-K report filed with the Securities and Exchange Commission will be provided free of charge to any shareholder upon written request, and is available at the Spartan Motors web site (www.spartanmotors.com) by clicking on Investor Information, then SEC Documents. For more information, contact:**
Spartan Motors, Inc.
James W. Knapp
1165 Reynolds Road
Charlotte, Michigan 48813
Telephone: 517-543-6400

or the Company's outside investor relations firm:
Lambert, Edwards & Associates, Inc.
171 Monroe Avenue, NW
Suite 500
Grand Rapids, Michigan 49503
Telephone: 616-233-0500

Corporate Profile
Spartan Motors, Inc. (NASDAQ: SPAR) designs, engineers and manufactures custom chassis and vehicles for the recreational vehicle, fire truck and emergency-rescue markets. The Company's brand names—**Spartan Chassis, Crimson Fire** and **Road Rescue**—are known in their market niches for quality, value, service and being the first to market with innovative products. Spartan Motors employs approximately 700 associates at facilities in Michigan, Alabama, Pennsylvania, South Carolina and South Dakota and is publicly traded on The Nasdaq Stock Market® under the ticker SPAR.

Celebrating

20 years as a public company

1983—2003

Owning Spartan Motors, Inc. stock gives a stakeholder ownership in a company that provides value by:

- Unifying our brands to leverage talent across the organization
- Sharpening our focus to cut waste in operations
- Stimulating a passionate desire among all stakeholders to reach a level of excellence

The SMI Stakeholder Model

All stakeholders make a voluntary decision to be a part of the SMI model, and should be respected for their all-important contributions in enabling SMI to operate. Take one away, the model fails to operate.



Shareholder
End-User
Community
Unify & Leverage
Associate
Supplier
Dealer

For the past [illegible] years — 20 as a public company — it has been Spartan's stakeholder model, or "relationships," that makes us special.



SPARTAN

SPARTAN MOTORS, INC.

SPARTANMOTORS.COM

1165 Reynolds Rd. • Charlotte, MI 48813 • 517-543-6400

2003 Annual Report